October 24, 2018

Jonathan Z. Cohen
Chief Executive Officer
Osprey Energy Acquisition Corp. II
1845 Walnut Street, 10th Floor
Philadelphia, PA 19103

       Re: Osprey Energy Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Submitted September 28, 2018
           CIK No. 0001753539

Dear Mr. Cohen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Company, page 2

1. Please revise to ensure that the disclosure you provide regarding management's experience is appropriately balanced, and includes disclosure of any relevant transactions or business ventures that generated losses for investors, to the extent applicable. Please also revise to include the returns to date for public shareholders that purchased shares in the Osprey I
       IPO, and include a recent trading price for the FLMN common stock.
2. Please provide additional disclosure about the basis for your statement that management
 Jonathan Z. Cohen
FirstName LastNameJonathan Z. Cohen
Osprey Energy Acquisition Corp. II
Comapany NameOsprey Energy Acquisition Corp. II
October 24, 2018
Page 2
October 24, 2018 Page 2
FirstName LastName
         has "successfully deployed capital in all market cycles" and provide additional disclosure about how management measures and defines this success.
Permitted purchases of public shares by our affiliates, page 15

3. Please revise your disclosure to clarify that one purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination could be to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.
Manner of conducting redemptions, page 17

4. Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.
Dilution, page 60

5. We are unable to recalculate your net tangible book deficit of $(9,461). Please show us your calculation or revise.
Capitalization, page 62

6. It appears from your disclosure under the heading "Redemption of public shares and distribution and liquidation if no initial business combination" on page 21 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these remaining shares entirely in the mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event as opposed to an ordinary liquidation event as described in this guidance.
General

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Jonathan Z. Cohen
Osprey Energy Acquisition Corp. II
October 24, 2018
Page 3

       You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Jim
Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman,
Staff Attorney, at 202-551-3797 or Lisa Kohl, Legal Branch Chief, at 202-551-3252 with any other questions.



FirstName LastNameJonathan Z. Cohen                        Sincerely,
Comapany NameOsprey Energy Acquisition Corp. II
                                                           Division of
Corporation Finance
October 24, 2018 Page 3                                    Office of Consumer
Products
FirstName LastName